UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            SHARPER IMAGE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    820013100
                                 (CUSIP Number)

                                 MARC J. LEDER
                                RODGER R. KROUSE
                           SUN CAPITAL SECURITIES, LLC
                       5200 TOWN CENTER CIRCLE, SUITE 470
                            BOCA RATON, FLORIDA 33486
                                 (561) 394-0550
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -with a copy to-

                            CLIFFORD E. NEIMETH, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 801-9200

                                JANUARY 30, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          SCSF Equities, LLC                                 20-2978626
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)     [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                 [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Sun Capital Securities Offshore Fund, Ltd.         20-4202392
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Sun Capital Securities  Fund, LP                   20-0768577
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Sun Capital Securities Advisors, LP                20-0768517
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Sun Capital Securities, LLC                        20-0768441
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Marc J. Leder
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    2,554  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     2,554  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,554 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 820013100
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Rodger R. Krouse
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                             (a) [_]
                                                             (b) [X]
-------------------------------------------------------------------------------
     3.   SEC USE ONLY

-------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)
          OO
-------------------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
          NUMBER OF            7.    SOLE VOTING POWER
           SHARES                    -0-  (See Item 5)
        BENEFICIALLY           ------------------------------------------------
          OWNED BY             8.    SHARED VOTING POWER
       EACH REPORTING                1,469,000 (See Item 5)
           PERSON              ------------------------------------------------
            WITH               9.    SOLE DISPOSITIVE POWER
                                     -0-  (See Item 5)
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,000 (See Item 5)
-------------------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                      [_]
-------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
-------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

         This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger
R. Krouse (collectively, the "Reporting Persons"), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 22, 2006 (as hereby amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Sharper Image Corporation, a Delaware corporation (the "Issuer").

         Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): SCSF Equities, LLC, a Delaware limited liability company ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation ("Sun Offshore Fund"), Sun Capital Securities Fund, LP, a Delaware limited partnership ("Sun Securities Fund"), Sun Capital Securities Advisors, LP, a Delaware limited partnership ("Sun Advisors"), Sun Capital Securities, LLC, a Delaware limited liability company ("Sun Capital Securities"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of them being the only two directors of Sun Offshore Fund. Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities. SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the "Reporting Persons."

         The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

         SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On January 30, 2007, the Issuer's Board of Directors (the "Board") unanimously appointed Mr. Marc J. Leder to the Board, effective immediately. Mr. Leder was also appointed to serve on each of the Compensation Committee and the Nominating and Governance Committee of the Board. Mr. Leder will receive compensation for his services as a director of the Issuer in accordance with the Issuer's non-employee director compensation policy, including an initial grant of an option to purchase 2,500 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the grant date ($9.71 per share).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended to add the following:

         (a) -- (b)   On January 30, 2007, the Board granted Marc J. Leder an
                      option to purchase 2,500 shares of Common Stock at an exercise price equal to the closing price of the Common
                      Stock on such date ($9.71 per share), all of which are currently exercisable, in connection with the appointment of Mr. Leder to the Board on such date. Shares of Common
                      Stock issued upon exercise of such options are subject to repurchase by the Issuer at the exercise price thereof if Mr. Leder ceases to be a director of the Issuer prior to January 30, 2008. Mr. Leder has the sole power to vote and the sole power of disposition over such 2,500 shares of Common Stock.

                      On February 1, 2007, the Board granted Mr. Leder an option to purchase 27 shares of Common Stock at an exercise price equal to the closing price of the Common Stock on such date ($9.67 per share), all of which are currently exercisable. Shares of Common Stock issued upon exercise of such options are subject to repurchase by the Issuer at the exercise price thereof if Mr. Leder ceases to be a director of the Issuer prior to February 1, 2008. On February 1, 2007, the Board also granted Mr. Leder 27 restricted shares of Common Stock, all of which are subject to forfeiture if Mr. Leder ceases to be a director of the Issuer prior to February 1, 2008. Mr. Leder has the sole power to vote and the sole power of disposition over such 27 shares of Common Stock underlying such options and over such 27 restricted shares of Common Stock.

                      Accordingly, as of the date hereof, Mr. Leder beneficially owns an aggregate of 1,471,554 shares of Common Stock, representing 9.8% of the Issuer's outstanding Common Stock, has shared power to vote and shared power of disposition over 1,469,000 of such shares of Common Stock, and has sole power to vote and sole power of disposition over 2,554 of such shares of Common Stock. As of the date hereof, each of the Reporting Persons, other than Mr. Leder, beneficially owns and has shared power to vote and shared power of disposition over 1,469,000 shares of Common Stock, representing 9.8% of the Issuer's outstanding Common Stock, and hereby disclaims beneficial ownership over (i) the 2,500 shares of Common Stock underlying options granted to Mr. Leder by the Board on January 30, 2007, (ii) the 27 shares of Common Stock underlying options granted to Mr. Leder by the Board on February 1, 2007 and (iii) the 27 restricted shares of Common Stock granted to Mr. Leder by the Board on February 1, 2007.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

              Exhibit A       Joint Filing Agreement, dated February 1,
                              2007, by and among each of the
                              Reporting Persons.

              Exhibit B       Limited Power of Attorney, dated June 29, 2006,
                              by and among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2007       SCSF EQUITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Director

                               SUN CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               -----------------------------------------------
                               Marc J. Leder

                               *
                               -----------------------------------------------
                               Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated:   February 1, 2007           *By:  /s/ Michael H. Kalb  Attorney in Fact
                                    -------------------------
                                          Michael H. Kalb

                                    EXHIBIT A
                       SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file this amendment to the Schedule 13D to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13D, and have duly executed this joint filing agreement as of the date set forth below.

Dated:  February 1, 2007       SCSF EQUITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Director

                               SUN CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               -----------------------------------------------
                               Marc J. Leder

                               *
                               -----------------------------------------------
                               Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated:   February 1, 2007           *By:  /s/ Michael H. Kalb  Attorney in Fact
                                    -------------------------
                                          Michael H. Kalb

                                    EXHIBIT B

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of SCSF Equities, LLC, a Delaware limited liability company ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation ("Sun Offshore Fund"), Sun Capital Securities Fund, LP, a Delaware limited partnership ("Sun Securities Fund"), Sun Capital Securities Advisors, LP, a Delaware limited partnership ("Sun Advisors"), Sun Capital Securities, LLC, a Delaware limited liability company ("Sun Capital Securities"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (each a "Reporting Person" and collectively, the "Reporting Persons"), having a place of business at 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486, hereby appoints each of Michael H. Kalb and Deryl C. Couch as his or its true and lawful Attorney-in-Fact (each, an "Attorney-in-Fact"), to act for and on behalf of and in the name, place and stead of each Reporting Person to:

         (i) prepare, execute and file, for and on behalf of each Reporting Person any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder),
                  Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing; and

         (ii) do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, each Reporting Person, it being understood that the documents executed by the Attorney-in-Fact on behalf of any Reporting Person pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms, conditions or information as the Attorney-in-Fact may approve in the Attorney-in-Fact's discretion.

         The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as each Reporting Person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

         This Limited Power of Attorney will remain effective until revoked by a Reporting Person.

         This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any principles of conflicts of laws.

         IN WITNESS WHEREOF, each Reporting Person has caused his or its name to be hereto signed and these presents to be acknowledged by its duly elected and authorized officer this 29th day of June 2006.

                               SCSF EQUITIES, LLC

                               By: /S/ MARC J. LEDER
                                 --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By: /S/ MARC J. LEDER
                                 --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Director

                               SUN CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By: /S/ MARC J. LEDER
                                  -------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:   /S/ MARC J. LEDER
                                  -------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES, LLC

                               By:   /S/ MARC J. LEDER
                                  -------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               /S/ MARC J. LEDER
                               ----------------------------------------------
                               Marc J. Leder

                               /S/ RODGER R. KROUSE
                               ----------------------------------------------
                               Rodger R. Krouse

Notarization for Marc J. Leder

STATE OF FLORIDA           )
                                            ) ss:
COUNTY OF PALM BEACH       )

The foregoing instrument was acknowledged before me this 29th day of June, 2006, by Marc J. Leder.

                                              /S/ JANINE GORDON
                                    -------------------------------------------
         (NOTARY SEAL)              Signature of Notary Public-State of Florida


                                    Janine Gordon
                                    -------------------------------------------
                                    Name of Notary Typed, Printed, or Stamped

Personally Known     X                    Produced Identification
                 --------                                         ----------
Type of Identification Produced


Notarization for Rodger R. Krouse
---------------------------------

STATE OF FLORIDA           )
                                            ) ss:
COUNTY OF PALM BEACH       )

The foregoing instrument was acknowledged before me this 29th day of June, 2006, by Rodger R. Krouse.

                                              /S/ JANINE GORDON
                                    -------------------------------------------
         (NOTARY SEAL)              Signature of Notary Public-State of Florida


                                    Janine Gordon
                                    -------------------------------------------
                                    Name of Notary Typed, Printed, or Stamped

Personally Known     X                    Produced Identification
                 --------                                         ----------
Type of Identification Produced